

Mail Stop 3030

April 8, 2016

Via E-mail
Chris Diorio, Ph. D.
Chief Executive Officer
Impinj, Inc.
400 Fairview Avenue North, Suite 1200
Seattle, WA 98109

> **Re:** **Impinj, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 14, 2016**
> **CIK No. 0001114995**

Dear Diorio:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1.   Please provide us with support for your revised percentage claims at the bottom of pages 1 and 55.

Other Industries, page 77

2.   Please revise the fourth bullet point on page 78 according to the proposed revision in your response to prior comment 1 in your letter dated December 14, 2015.

       You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

                                  Sincerely,

                                  /s/ Amanda Ravitz

                                  Amanda Ravitz
                                  Assistant Director
                                  Office of Electronics and Machinery

cc: Michael Nordtvedt, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.